UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Granite Point Mortgage Trust, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
38741L107

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38741L107	13G

1	NAMES OF REPORTING PERSONS
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,525,198 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,525,198 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,525,198 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.6% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	Reflects an aggregate of 4,525,198 shares of common stock, par value $0.01 per share (“Common Stock”) that EJF Debt Opportunities Master Fund, L.P., EJF Debt Opportunities Master Fund II, LP, EJF Funding Designated Activity Company, EJF Tactical Opportunities Fund LP, EJF European Financial Fund, and a managed account managed by EJF Capital LLC (collectively, the “Record Owners”), have the right to obtain, within 60 days, upon the conversion of $42,874,000 principal amount of 5.625% Convertible Senior Notes due December 2022 (“5.625% Convertible Notes”) and $45,838,000 principal amount of 6.375% Convertible Senior Notes due October 2023 (“6.375% Convertible Notes”) held by the Record Owners. See Item 4.

(2)
Based on 55,205,082 shares of Common Stock outstanding as of November 6, 2020, as reflected in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on November 9, 2020, together with an additional 4,525,198 shares of Common Stock that the Record Owners, in the aggregate, have the right to obtain, within 60 days, upon conversion of the 5.625% Convertible Notes and 6.375% Convertible Notes held by the Record Owners.

CUSIP No. 38741L107	13G

1	NAMES OF REPORTING PERSONS
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,525,198 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,525,198 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,525,198 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.6% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects an aggregate of 4,525,198 shares of Common Stock that the Record Owners have the right to obtain, within 60 days, upon the conversion of $42,874,000 principal amount of 5.625% Convertible Notes and $45,838,000 principal amount of 6.375% Convertible Notes held by the Record Owners.  See Item 4.

(2)
Based on 55,205,082 shares of Common Stock outstanding as of November 6, 2020, as reflected in the Form 10-Q filed by the Issuer with the SEC on November 9, 2020, together with an additional 4,525,198 shares of Common Stock that the Record Owners, in the aggregate, have the right to obtain, within 60 days, upon conversion of the 5.625% Convertible Notes and 6.375% Convertible Notes held by the Record Owners.

CUSIP No. 38741L107	13G

1	NAMES OF REPORTING PERSONS
EJF Debt Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,904,773 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,904,773 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,904,773 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Reflects an aggregate of 2,904,773 shares of Common Stock that EJF Debt Opportunities Master Fund, L.P. has the right to obtain, within 60 days, upon the conversion of $30,076,000 principal amount of 5.625% Convertible Notes and $26,772,000 principal amount of 6.375% Convertible Notes of which EJF Debt Opportunities Master Fund, L.P. is the record owner.  See Item 4.

(2)	Based on 55,205,082 shares of Common Stock outstanding as of November 6, 2020, as reflected in the Form 10-Q filed by the Issuer with the SEC on November 9, 2020, together with an additional 2,904,773 shares of Common Stock that EJF Debt Opportunities Master Fund, L.P. has the right to obtain, within 60 days, upon conversion of the 5.625% Convertible Notes and 6.375% Convertible Notes of which EJF Debt Opportunities Master Fund, L.P. is the record owner.

CUSIP No. 38741L107	13G

1	NAMES OF REPORTING PERSONS
EJF Debt Opportunities GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,904,773 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,904,773 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,904,773 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects an aggregate of 2,904,773 shares of Common Stock that EJF Debt Opportunities Master Fund, L.P. has the right to obtain, within 60 days, upon the conversion of $30,076,000 principal amount of 5.625% Convertible Notes and $26,772,000 principal amount of 6.375% Convertible Notes of which EJF Debt Opportunities Master Fund, L.P. is the record owner.  See Item 4.

(2)
Based on 55,205,082 shares of Common Stock outstanding as of November 6, 2020, as reflected in the Form 10-Q filed by the Issuer with the SEC on November 9, 2020, together with an additional 2,904,773 shares of Common Stock that EJF Debt Opportunities Master Fund, L.P. has the right to obtain, within 60 days, upon conversion of the 5.625% Convertible Notes and 6.375% Convertible Notes of which EJF Debt Opportunities Master Fund, L.P. is the record owner.

CUSIP No. 38741L107	13G

1	NAMES OF REPORTING PERSONS
EJF Debt Opportunities Master Fund II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
519,656 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
519,656 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
519,656 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.9% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Reflects an aggregate of 519,656 shares of Common Stock that EJF Debt Opportunities Master Fund II, LP has the right to obtain, within 60 days, upon the conversion of $2,224,000 principal amount of 5.625% Convertible Notes and $8,066,000 principal amount of 6.375% Convertible Notes of which EJF Debt Opportunities Master Fund II, LP is the record owner. See Item 4.

(2)
Based on 55,205,082 shares of Common Stock outstanding as of November 6, 2020, as reflected in the Form 10-Q filed by the Issuer with the SEC on November 9, 2020, together with an additional 519,656 shares of Common Stock that EJF Debt Opportunities Master Fund II, LP has the right to obtain, within 60 days, upon conversion of the 5.625% Convertible Notes and 6.375% Convertible Notes of which EJF Debt Opportunities Master Fund II, LP is the record owner.

CUSIP No. 38741L107	13G

1	NAMES OF REPORTING PERSONS
EJF Debt Opportunities II GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
519,656 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
519,656 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
519,656 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.9% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects an aggregate of 519,656 shares of Common Stock that EJF Debt Opportunities Master Fund II, LP has the right to obtain, within 60 days, upon the conversion of $2,224,000 principal amount of 5.625% Convertible Notes and $8,066,000 principal amount of 6.375% Convertible Notes of which EJF Debt Opportunities Master Fund II, LP is the record owner.  See Item 4.

(2)
Based on 55,205,082 shares of Common Stock outstanding as of November 6, 2020, as reflected in the Form 10-Q filed by the Issuer with the SEC on November 9, 2020, together with an additional 519,656 shares of Common Stock that EJF Debt Opportunities Master Fund II, LP has the right to obtain, within 60 days, upon conversion of the 5.625% Convertible Notes and 6.375% Convertible Notes of which EJF Debt Opportunities Master Fund II, LP is the record owner.

CUSIP No. 38741L107	13G

1	NAMES OF REPORTING PERSONS
EJF Tactical Opportunities Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
52,878 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
52,878 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,878 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Reflects 52,878 shares of Common Stock that EJF Tactical Opportunities Fund LP has the right to obtain, within 60 days, upon the conversion of $1,017,000 principal amount of 5.625% Convertible Notes of which EJF Tactical Opportunities Fund LP is the record owner.  See Item 4.

(2)
Based on 55,205,082 shares of Common Stock outstanding as of November 6, 2020, as reflected in the Form 10-Q filed by the Issuer with the SEC on November 9, 2020, together with an additional 52,878 shares of Common Stock that EJF Tactical Opportunities Fund LP has the right to obtain, within 60 days, upon conversion of the 5.625% Convertible Notes of which EJF Tactical Opportunities Fund LP is the record owner.

CUSIP No. 38741L107	13G

1	NAMES OF REPORTING PERSONS
EJF Tactical Opportunities GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
52,878 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
52,878 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,878 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 52,878 shares of Common Stock that EJF Tactical Opportunities Fund LP has the right to obtain, within 60 days, upon the conversion of $1,017,000 principal amount of 5.625% Convertible Notes of which EJF Tactical Opportunities Fund LP is the record owner.  See Item 4.

(2)
Based on 55,205,082 shares of Common Stock outstanding as of November 6, 2020, as reflected in the Form 10-Q filed by the Issuer with the SEC on November 9, 2020, together with an additional 52,878 shares of Common Stock that EJF Tactical Opportunities Fund LP has the right to obtain, within 60 days, upon conversion of the 5.625% Convertible Notes of which EJF Tactical Opportunities Fund LP is the record owner.

CUSIP No. 38741L107	13G

1	NAMES OF REPORTING PERSONS
EJF Funding Designated Activity Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
940,193 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
940,193 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
940,193 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.7% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects an aggregate of 940,193 shares of Common Stock that EJF Funding Designated Activity Company has the right to obtain, within 60 days, upon the conversion of $8,449,000 principal amount of 5.625% Convertible Notes and $10,000,000 principal amount of 6.375% Convertible Notes of which EJF Funding Designated Activity Company is the record owner.  See Item 4.

(2)	Based on 55,205,082 shares of Common Stock outstanding as of November 6, 2020, as reflected in the Form 10-Q filed by the Issuer with the SEC on November 9, 2020, together with an additional 940,193 shares of Common Stock that EJF Funding Designated Activity Company has the right to obtain, within 60 days, upon conversion of the 5.625% Convertible Notes and 6.375% Convertible Notes of which EJF Funding Designated Activity Company is the record owner.

CUSIP No. 38741L107	13G

1	NAMES OF REPORTING PERSONS
EJF European Financial Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
50,089 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
50,089 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,089 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Reflects 50,089 shares of Common Stock that EJF European Financial Fund has the right to obtain, within 60 days, upon the conversion of $1,000,000 principal amount of 6.375% Convertible Notes of which EJF European Financial Fund is the record owner. See Item 4.

(2)
Based on 55,205,082 shares of Common Stock outstanding as of November 6, 2020, as reflected in the Form 10-Q filed by the Issuer with the SEC on November 9, 2020, together with an additional 50,089 shares of Common Stock that EJF European Financial Fund has the right to obtain, within 60 days, upon conversion of the 6.375% Convertible Notes of which EJF European Financial Fund is the record owner.

Item 1. (a) Name of Issuer

Granite Point Mortgage Trust, Inc.

Item 1. (b) Address of Issuer’s Principal Executive Offices

3 Bryant Park, Suite 2400A
New York, New York  10036

Item 2. (a) Name of Person Filing

This Amendment No. 1 to Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	EJF Debt Opportunities Master Fund, L.P. (the “Debt Fund”);
(iv)	EJF Debt Opportunities GP, LLC;
(v)	EJF Debt Opportunities Master Fund II, LP (the “Debt Fund II”);
(vi)	EJF Debt Opportunities II GP, LLC;
(vii)	EJF Tactical Opportunities Fund LP (the “Tactical Fund”);
(viii)	EJF Tactical Opportunities GP LLC;
(ix)	EJF Funding Designated Activity Company (“Funding DAC”); and
(x)	EJF European Financial Fund (“Euro Fins”).

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 1 to Schedule 13G is being filed on behalf of each of them.

Item 2. (b) Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c) Citizenship

See Item 4 of the attached cover pages.
Item 2. (d) Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2. (e) CUSIP Number

38741L107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4. Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

The Debt Fund has the right to obtain 2,904,773 shares of Common Stock, within 60 days, upon the conversion of $30,076,000 principal amount of 5.625% Convertible Notes and $26,772,000 principal amount of 6.375% Convertible Notes of which the Debt Fund is the record owner.

The Debt Fund II has the right to obtain 519,656 shares of Common Stock, within 60 days, upon the conversion of $2,224,000 principal amount of 5.625% Convertible Notes and $8,066,000 principal amount of 6.375% Convertible Notes of which the Debt Fund II is the record owner.

The Tactical Fund has the right to obtain 52,878 shares of Common Stock, within 60 days, upon the conversion of $1,017,000 principal amount of 5.625% Convertible Notes of which the Tactical Fund is the record owner.

Funding DAC has the right to obtain 940,193 shares of Common Stock, within 60 days, upon the conversion of $8,449,000 principal amount of 5.625% Convertible Notes and $10,000,000 principal amount of 6.375% Convertible Notes of which Funding DAC is the record owner.

Euro Fins has the right to obtain 50,089 shares of Common Stock, within 60 days, upon the conversion of $1,000,000 principal amount of 6.375% Convertible Notes of which Euro Fins is the record owner.

EJF Debt Opportunities GP, LLC is the general partner of the Debt Fund and an investment manager of certain affiliates thereof and may be deemed to share beneficial ownership of the Common Stock of which the Debt Fund is the record owner.

EJF Debt Opportunities II GP, LLC is the general partner of the Debt Fund II and an investment manager of an affiliate thereof and may be deemed to share beneficial ownership of the Common Stock of which the Debt Fund II is the record owner.

EJF Tactical Opportunities GP LLC is the general partner of the Tactical Fund and may be deemed to share beneficial ownership of the Common Stock of which the Tactical Fund is the record owner.

EJF Capital LLC is the sole member and manager of EJF Debt Opportunities GP, LLC, EJF Debt Opportunities II GP, LLC, and EJF Tactical Opportunities GP, LLC and may be deemed to share beneficial ownership of the shares of Common Stock of which such entities may share beneficial ownership.  EJF Capital LLC is also the investment manager to EJF Funding Designated Activity Company and EJF European Financial Fund, and may be deemed to share beneficial ownership of the shares of Common Stock of which such entities are the record owner.  EJF Capital LLC also serves as the investment manager of a managed account and may be deemed to share beneficial ownership of the 57,609 shares of Common Stock that the managed account has the right to obtain, within 60 days, upon the conversion of $1,108,000 principal amount of 5.625% Convertible Notes of which the managed account is the record owner.

Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock of which EJF Capital LLC may share beneficial ownership.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2021

EJF CAPITAL LLC

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By:	EJF DEBT OPPORTUNITIES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF DEBT OPPORTUNITIES GP, LLC

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF DEBT OPPORTUNITIES MASTER FUND II, LP

By:	EJF DEBT OPPORTUNITIES II GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF DEBT OPPORTUNITIES II GP, LLC

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF TACTICAL OPPORTUNITIES FUND LP

By:	EJF TACTICAL OPPORTUNITIES GP LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF TACTICAL OPPORTUNITIES GP LLC

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF FUNDING DESIGNATED ACTIVITY COMPANY

By:	EJF CAPITAL LLC
Its:	Manager

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF EUROPEAN FINANCIAL FUND

By:	EJF CAPITAL LLC
Its:	Manager

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Debt Opportunities Master Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, EJF Debt Opportunities GP, LLC, a Delaware limited liability company, EJF Debt Opportunities Master Fund II, LP, an exempted limited partnership organized under the laws of the Cayman Islands, EJF Debt Opportunities II GP, LLC, a Delaware limited liability company, EJF Tactical Opportunities Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands, EJF Tactical Opportunities GP LLC, a Delaware limited liability company, EJF European Financial Fund, a fund established under the laws of the Republic of Ireland, and EJF Funding Designated Activity Company, a designated activity company organized under the laws of the Republic of Ireland, hereby agree and acknowledge that the information required by this Amendment No. 1 to Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 12, 2021

EJF CAPITAL LLC

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By:	EJF DEBT OPPORTUNITIES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF DEBT OPPORTUNITIES GP, LLC

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF DEBT OPPORTUNITIES MASTER FUND II, LP

By:	EJF DEBT OPPORTUNITIES II GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF DEBT OPPORTUNITIES II GP, LLC

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF TACTICAL OPPORTUNITIES FUND LP

By:	EJF TACTICAL OPPORTUNITIES GP LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF TACTICAL OPPORTUNITIES GP LLC

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF FUNDING DESIGNATED ACTIVITY COMPANY

By:	EJF CAPITAL LLC
Its:	Manager

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF EUROPEAN FINANCIAL FUND

By:	EJF CAPITAL LLC
Its:	Manager

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel